UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from              to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Explanatory Note

This amended filing is being made due to revisions made in the footnotes to the financial statements. The changes include providing clarifying details regarding the determination of the fair market value of assets held in the Master Trust and correcting and expanding the description of the Master Trust’s Stable Value Fund to provide a detailed description of the assets held in this investment account.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico)

As of and for the Years Ended December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules*:
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	10
Schedule H, Part IV, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions	11

Signature	12

Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Financial Benefit Plans Committee of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico):

We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (held at end of year) as of December 31, 2005 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

October 30, 2006

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico)

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	December 31
	2005	2004
Assets
Plan’s interest in Master Trust assets	$4,081,606	$3,531,832

Investments (see Note 3)	10,500,398	9,005,145

Participant loans	2,288,502	2,322,071

Cash	4,853	—

Receivables:
Company contributions	133,891	476,376
Participant contributions	26,433	42,200
Interest	4,787	5,635

Total receivables	165,111	524,211

Total assets	17,040,470	15,383,259

Liabilities
Accrued fees	31,275	—

Total liabilities	31,275	—

Net assets available for benefits	$17,009,195	$15,383,259

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico)

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:

Investment income:
Interest and dividend income	$364,558	$239,335
Net appreciation in the fair value of investments	757,938	527,061
Plan’s interest in Master Trust net investment gain	216,830	474,514

Total investment income	1,339,326	1,240,910

Contributions:
Company	1,252,842	1,021,776
Participant	792,570	895,197
Other	—	5,337

Total contributions	2,045,412	1,922,310

Total additions	3,384,738	3,163,220

Deductions from net assets attributed to:

Benefits paid to participants	1,503,762	798,767
Administrative expenses	163,139	82,425
Net assets transferred to (from) other qualified plans	91,901	(134,961)

Total deductions	1,758,802	746,231

Net increase	1,625,936	2,416,989

Net assets available for benefits:

Beginning of year	15,383,259	12,966,270

End of year	$17,009,195	$15,383,259

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico)

Notes to Financial Statements

As of and for the Years Ended December 31, 2005 and 2004

1. DESCRIPTION OF PLAN

General

The Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico) (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (formerly the Master Trust for Retirement Plans of Cardinal Health, the “Master Trust”) was established for the Plan and certain other plans of the Company.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company had previously established a Benefits Policy Committee that was responsible for the general operation and administration of the Plan. In December 2004, the Company established a Financial Benefit Plans Committee (the “Committee”) that assumed the responsibilities for the general operation and administration of the Plan in 2005.

Banco Santander Puerto Rico (“Banco Santander”) is the Plan trustee. During 2004, the Benefits Policy Committee authorized the change from Putnam Fiduciary Trust Company (“Putnam”) as the Plan record keeper and asset custodian to Fidelity Management Trust Company (“Fidelity”).

Contributions

Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, special and discretionary profit sharing contributions.

Participants may elect to contribute up to 10% of their compensation (subject to certain limitations), as defined by the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. In addition, the Company may elect to make special and discretionary profit-sharing contributions and qualified matching contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group. The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, allocations of the Company’s contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant’s vested account balance. All amounts invested in participant accounts are participant-directed.

Vesting

Participants are vested immediately in their elective deferral and matching contributions, plus actual earnings thereon after January 1, 2005. A participant is 100% vested in the Company’s discretionary and matching contributions prior to December 31, 2004 after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined, while employed by the Company.

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan as determined by the Committee.

Forfeitures used to reduce Company contributions and to pay reasonable expenses were $35,832 and $2,943 during 2005 and 2004, respectively. At December 31, 2005 and 2004, forfeited non-vested accounts were $53,434 and $64,365, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or obtaining age 59 1/2, as defined. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Certain Plan investments, other than participant loans, are in the Master Trust. Mutual funds and common share investments in the Master Trust are valued as determined by quoted market prices. Common collective trusts are stated at estimated fair value, which has been determined based on the unit values of the trust. The trustee sponsoring the common collective trust determines the unit value by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates. Investment contracts issued by insurance companies and banks are considered fully benefit-responsive and therefore are recorded at contract value, which represents beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses and approximates fair value.

Participant loans are valued based on remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

3. INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2005	2004
Investments in Master Trust	$4,081,606	$3,531,832

Mutual funds:
Dodge & Cox Stock Fund - 17,371 and 15,766 shares, respectively	2,383,663	2,053,099

Columbia Acorn USA Fund Z - 40,795 and 35,444 shares, respectively	1,102,702	893,177

Fidelity Diversified International Fund - 32,045 and 26,007 shares, respectively	1,042,731	744,836	*

Fidelity Growth Company Fund - 13,811 and 13,128 shares, respectively	878,800	736,104	*

Common, collective trust:
Fidelity US Equity Index Pool - 52,312 and 55,528 shares, respectively	2,052,738	2,077,863
Cardinal Health, Inc. common shares - 23,481 shares and 22,067 shares, respectively	1,615,606	1,283,192

*	Shown for comparative purposes only

Net appreciation (depreciation) in the fair value of investments was as follows:

	2005	2004
Mutual funds	$413,507	$527,343
Common, collective trust	95,878	16,087
Cardinal Health, Inc. common shares	248,553	(16,369)

Total net appreciation in the fair value of investments	$757,938	$527,061

4. ASSETS HELD IN MASTER TRUST

Certain of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses are allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan’s interest in Master Trust net investment gain presented in the statements of changes in net assets available for benefits consists of the unrealized and realized gains (losses) and the dividends on those investments.

The Stable Value Fund (the “Fund”) invests in guaranteed investment contracts (“GIC’s”) and actively managed structured or synthetic investment contracts (“SIC’s”). The GIC’s are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SIC’s differ from GIC’s in that there are specific assets supporting the SIC’s, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SIC’s are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations with fair values of $207,079,665 and $181,266,339 at December 31, 2005 and 2004, respectively. Fair value of the GIC’s at December 31, 2005 and 2004 approximates the contract value at December 31, 2005 and 2004, respectively.

Interest crediting rates on the GIC’s in the Fund are determined at the time of purchase. Interest crediting rates on the SIC’s are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. At December 31, 2005 and 2004, the interest rates for GIC’s and Fixed Maturity SIC’s ranged from 2.34% to 6.35% and 3.47% to 5.72%, respectively.

For the years ended December 31, 2005 and 2004, the average annual yield for the investment contracts in the Fund was 4.87% and 4.54%, respectively. Fair value for the SIC’s was estimated based on the fair value of each contract’s supporting assets at December 31, 2005 and 2004.

The assets in the Master Trust were as follows:

	December 31
	2005	2004
Investments, at fair value:
Mutual funds	$1,012,446,774	$734,740,375
Common collective trusts	244,915,607	191,654,764
Cardinal Health, Inc. common shares	335,379,415	326,734,465
Investments, at contract value:
Insurance and bank investment contracts	289,357,028	289,045,854
Cash and pending activity	407,368	(676,588)

Total net assets in Master Trust	$1,882,506,192	$1,541,498,870

The investment income of the Master Trust was as follows:

	2005	2004
Dividend and interest income	$29,551,365	$18,355,879
Net appreciation in the fair value of investments:
Mutual funds	64,589,791	17,897,256
Common collective trusts	25,766,010	26,491,647
Cardinal Health, Inc. common shares	52,372,028	1,979,070

Net appreciation in the fair value of investments	142,727,829	46,367,973

Total investment income of Master Trust	$172,279,194	$64,723,852

The Plan’s share of investments in the Master Trust was less than 1%, or $4,081,606 and $3,531,832 at December 31, 2005 and 2004, respectively.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rican Department of Treasury dated June 30, 2000, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Puerto Rican Department of Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. RISKS AND UNCERTAINTIES

The Plan has a participant-directed investment in Cardinal Health, Inc. common shares and other investment securities that are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. PARTIES-IN-INTEREST

Certain of the Plan’s investments at December 31, 2005 and 2004 were shares of mutual funds managed by Fidelity. During 2004, Fidelity became the record keeper of the Plan, and, therefore, transactions involving these funds were considered party-in-interest transactions.

The Plan held $1,615,606 and $1,283,192 of Cardinal Health, Inc. common shares at December 31, 2005 and 2004, respectively.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$17,009,195	$15,383,259
Interest receivable	(4,787)	(5,635)
Deemed distributions of participant loans	(112,980)	(75,716)
Accrued fees	25,436	—

Net assets available for benefits per Form 5500	$16,916,864	$15,301,908

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2005	2004
Net increase in assets per the financial statements	$1,625,936	$2,416,989
Interest receivable, end of year	(4,787)	(5,635)
Interest receivable, beginning of year	5,635	—
Net assets transferred to (from) other qualified plans	91,901	(134,961)
Deemed distributions of participant loans	(37,264)	(75,716)
Accrued fees	25,436	—

Net income per Form 5500	$1,706,857	$2,200,677

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2005	2004
Benefits paid to participants per the financial statements	$1,503,762	$798,767
Cancelled participant loans	(3,842)	—

Benefits paid to participants per Form 5500	$1,499,920	$798,767

The following is a reconciliation of the administrative expenses per the financial statements to the Form 5500:

	2005	2004
Administrative expenses per the financial statements	$163,139	$82,425
Accrued fees	(25,436)	—
Forfeitures used to reduce administrative expenses	—	9,600

Administrative expenses per Form 5500	$137,703	$92,025

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico)

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2005

EIN: 31-0958666        Plan Number: 062

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, maturity or par value	(e) Current value
	Mutual funds:
	Dodge & Cox Stock Fund	17,371 shares	$2,383,663
	Columbia Acorn USA Fund Z	40,795 shares	1,102,702
**	Fidelity Diversified International	32,045 shares	1,042,731
**	Fidelity Growth Company	13,811 shares	878,800
	Pimco Total Return Fund	79,009 shares	829,599
	Artisan Mid Cap Fund	19,229 shares	594,559

	Common collective trusts:
**	Fidelity US Equity Index Pool	52,312 shares	2,052,738

	Common shares:
**	Cardinal Health, Inc.	23,481 shares	1,615,606

	Loans:
**	Participant loans	Interest rates ranging from 5.0% to 8.0% with varying maturity dates through 2020	2,175,522

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
**	Denotes party-in-interest

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico)

Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2005

EIN: 31-0958666        Plan Number: 062

Participant contributions transferred late to Plan	Total that constitute nonexempt prohibited transactions			Total full corrected under VFCP and PTE 2002-51
	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
$248,277	$—	$248,277	$—	$—

$248,277	$—	$248,277	$—	$—

In 2005, contributions to the Plan of employee salary deferrals and loan repayments in the amount of $242,925 were delayed from January 18, 2005 to March 23, 2005 due to payroll reporting issues. All employee salary deferrals and loan repayments were contributed to the Plan in 2005. Earnings of $5,352 on the delayed contributions were contributed to the Plan on April 4, 2005. As of December 31, 2005, all contributions and earnings had been made to the Plan and the prohibited transaction was fully corrected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(K) SAVINGS PLAN FOR EMPLOYEES OF PUERTO RICO
(formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico)

Date: November 2, 2006	/s/ Susan Nelson
Susan Nelson
Financial Benefit Plans Committee Member